EXHIBIT 2

Brian D. Fitzgerald

c/o Capital Partners, Inc.

Eight Greenwich Office Park, Third Floor

Greenwich, CT  06831

August 13, 2004

Security Capital Corporation
Eight Greenwich Office Park, Third Floor
Greenwich, CT 06831
Attn:	Mr. John H.F. Haskell, Jr.
Chairman of the Special Committee
of the Board of Directors

Dear John:

As a result of our ongoing negotiations, I am pleased to make this increased offer at a price per share of $9.65.  I expect that in light of this increased offer we will be able to conclude our negotiations in an expeditious manner.

Any questions regarding this letter may be directed to me at (203) 625-0770.

Very truly yours,

/s/ Brian D. Fitzgerald
Brian D. Fitzgerald